December 20, 2007

Michael McTiernan

Special Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	AirShares™ EU Carbon Allowances Fund
Registration Statement on Form S-1
Registration No. 333-145448
Filed August 14, 2007

Dear Mr. McTiernan:

We are responding to comments received from the staff (“Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) by letter dated September 14, 2007 relating to AirShares™ EU Carbon Allowances Fund’s registration statement on Form S-1, filed with the Commission on August 14, 2007 (the “S-1”) (Registration No. 333-145448).

We appreciate the Staff’s comments and we agree that a number of the Staff’s suggested changes will enhance our disclosure.  Accordingly, we are proposing to address the specific disclosures in response to the Staff’s comments as described below.   For your convenience, our responses are prefaced by your corresponding comment (in bold text).  As requested, three copies each of the amended S-1, and a blackline reflecting our revisions to the S-1 are enclosed.  Page references in the responses refer to pages in the clean version of the amended S-1, filed on December 14, 2007.

General

1.             Please revise the “Plan of Distribution” to disclose that authorized participants may be deemed underwriters.  In addition, please disclose that if an authorized participant purchases a basket and then sells the underlying shares to its customers or if it couples the creation of a basket with an active selling effort involving the solicitation of customers, the authorized participant will be deemed an underwriter.

Response:             The “Plan of Distribution” disclosure on page 55 has been supplemented as requested.

2.             Please provide us with a complete copy of any sales material, including all illustrations and other inserts, in the form you expect to distribute to investors in accordance with Release No. 33-6900 and by analogy to Item 19D of Guide 5.  We may have further comment after we receive your materials.

Response:             As of the date of this letter, no such sales material exists.  Prior to distributing any sales material to investors, the Sponsor will cause a copy of such materials to be provided to FINRA.

3.             It appears the Fund may be an investment company as defined under the Investment Company Act of 1940.  Please advise us why you believe the Fund is not an investment company subject to registration and regulation under the Investment Company Act.

Response:             Section 3(a)(1) of the 1940 Act defines an “investment company” in relevant part, as an issuer that:

(A)          is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities; [or]

(C)          is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.

15 U.S.C. §80a-3(a)(1).(1)    Notwithstanding Section 3(a)(1), Section 3(b)(1) of the 1940 Act excludes from the coverage of the 1940 Act any issuer primarily engaged, directly or through a wholly owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding or trading in securities.

The Fund in this matter will not be an “investment company” within the meaning of the 1940 Act because it will not be engaged primarily in the business of investing, reinvesting or trading in securities.  Rather, the Fund will invest in exchange-traded futures contracts for carbon equivalent emissions allowances (“EUAs”) under the European Union Emissions Trading Scheme (“EU ETS”).  Unlike investment companies that are regulated under the 1940 Act, the Fund will trade futures contracts that are intended to give investors a return that is based on the price of the underlying EUAs.  The EUAs, in turn, are “commodities” within the meaning of the Commodity Exchange Act rather than “securities” within the meaning of the 1940 Act.  See, e.g., Philip McBride Johnson, Derivatives: A Manager’s Guide to the World’s Most Powerful Financial Instrument at 21 (1999) (noting that the definition of “commodity” would encompass “[t]radeable credits issued by the government as part of its emissions control program.”). Such commodity-lined futures contracts have historically been regulated within the scope of the Commodity Exchange Act (“CEAct”).

(1) Clause (B) of Section 3(a)(1) under the 1940 Act defines an “investment company” as a issuer that “is engaged or proposes to engage in the business of issuing face-amount certificates of the installment type, or has been engaged in such business and has any such certificate outstanding.”  This part of the definition is not relevant for purposes of analyzing the Fund.

By way of background, the Commodity Futures Trading Commission Act of 1974 (the “1974 Act”) expanded the definition of “commodity” in Section 1a(4) of the CEAct to include “all services, rights, and interests in which contracts for future delivery are presently or in the future dealt in.”(2)  It has been well-established that commodity-linked futures contracts belong within the regulatory regime established under the CEAct, and such instruments in general have not been regulated by the Commission.  Acknowledging this historical jurisdictional divide, the Report of the House of Representatives accompanying the bill that became the 1974 Act, noted that “[a]ll commodities trading in futures will be brought within federal regulation under the aegis of the new [Commodity Futures Trading] Commission, however, provision is made for preservation of Securities and Exchange Commission jurisdiction in those areas traditionally regulated by it.”   Consistent with this approach, the Staff has taken the position that an entity which invests in commodity-linked futures contracts and options on futures is not subject to the 1940 Act unless such entity is otherwise primarily engaged in the business of investing in securities.  See, e.g., Granite Fund, SEC No-Action Letter, 1983 WL 28752 (Oct. 31, 1983); Peavey Commodity Futures Fund I, II, and III, SEC No-Action Letter, Fed. Sec. L. Rep. (CCH) § 77,511 (June 2, 1983); see also Joint Explanatory Statement of SEC and CFTC [1980-1982 Transfer Binder] Comm. Fut. L. Rep. (CCH) ¶21,332 at 25,603 (Feb. 2, 1982) (stating that the amendments to the CEAct in 1974 “gave the CFTC ‘exclusive jurisdiction’ over agreements and transactions ‘involving’ futures trading in commodities . . . .”) and Far West Futures Fund, SEC  No-Action Letter, Fed. Sec. L. Rep. (CCH) § 79,968 (Sept. 4, 1974) (noting Staff’s view that “commodity futures contracts are not generally considered securities as defined in Section 2(a)(36) of the Investment Company Act of 1940”).

This is not a matter of first impression.  We note that other commodity-based exchange-traded funds have similarly involved CFTC-jurisdictional “commodity pools” rather than SEC-jurisdictional “investment companies.”  See CurrencyShares British Pound Sterling Trust, CurrencyShares Australian Dollar Trust, CurrencyShares Canadian Dollar Trust, CurrencyShares Mexican Peso Trust, CurrencyShares Swedish Krona Trust, and CurrencyShares Swiss Franc Trust, SEC No-Action Letter, 2006 WL 2164452 (June 21, 2006); iShares Silver Trust, SEC No-Action Letter, 2006 WL 1408441 (Apr. 27, 2006); DB Commodity Index Tracking Fund, SEC No-Action Letter, 2006 WL 265088 (Jan. 19, 2006); Euro Currency Trust, SEC No-Action Letter, 2005 WL 3695278 (Dec. 5, 2005); U.S. Oil Fund, SEC No-Action Letter, 2005 WL 987291 (Apr. 10, 2005); iShares COMEX Gold Trust, SEC No-Action Letter, 2005 WL 291567 (Jan. 27, 2005); streetTRACKS Gold Trust, SEC No-Action Letter, 2004 WL 2827521 (Nov. 17, 2004).

Prospectus Cover Page

4.             Please limit your prospectus cover page to one page and reduce your use of defined terms on the cover and in the summary section. Also, please limit the cover page to information that is required by Item 501 of Regulation S-K or is otherwise key to an investment decision. See our Plain English Handbook available at www.sec.gov.

Response:             We have revised the prospectus cover page accordingly.

(2) Section 201, Commodity Futures Trading Commission Act of 1974, Pub. L. No. 93-463, 88 Stat. 1596, 7 U.S.C.(Supp. IV) 2.

5.             Please disclose the information required by Item 501(b)(10)(iv) of Regulation S-K.

Response:             We have added the legend required by Item 501(b)(10)(iv) of Regulation S-K to the prospectus cover page.

6.             Please revise your discussion of the escrow to disclose that in the event the minimum is not satisfied the escrowed funds will be returned with interest without deduction of fees.

Response:             Footnote 1 on the prospectus cover page and the “Escrow of Funds” sections on pages 8 and 55 state that subscription proceeds will be returned with interest and without deduction of fees if the subscription minimum is not met.

7.             If any affiliates of yours, the Sponsor, the Commodity Broker, or the Commodity Trading Advisor will purchase Shares of the Fund to meet the required minimum, please disclose that on the prospectus cover page and elsewhere in the prospectus.

Response:             No affiliates of the Fund, the Sponsor, the Commodity Broker, or the Commodity Trading Advisor will purchase Shares of the Fund to meet the required minimum.

Summary, page 1

8.             The Summary section should provide a concise summary of the information contained in the prospectus.  Please make sure all items addressed in the Summary are discussed elsewhere in the prospectus.  For example, but without limitation, we note you have included your break-even analysis in the Summary but not elsewhere in the prospectus.  Please revise accordingly. See Item 503 of Regulation S-K.

Response:             The breakeven analysis is included only in the Prospectus Summary pursuant to CFTC Rule 4.24(d)(5), which requires that the “forepart” of the disclosure document include the break-even point per unit of initial investment.  Otherwise, all items addressed in the summary are discussed elsewhere in the prospectus.

Shares to Listed on NYSE Arca, page 4

9.             Please disclose when you expect the Shares to be listed on NYSE Arca.

Response:             The Sponsor expects to submit a listing application to NYSE Arca in December 2007 or January 2008.

Risk Factors, page 5

10.          We note your discussion of certain potential conflicts of interest in paragraph 11 of this section.  Please briefly describe the most significant “potential conflicts of interest.”

Response:             The last paragraph in the “Risk Factors” section on page 6 has been revised to include the disclosure that “[t]he Sponsor has a conflict of interest in allocating its own limited resources among different clients and other business ventures, to each of which it may owe fiduciary duties.  Additionally, the professional staff of the Sponsor also services other affiliates of the Sponsor and their respective clients.”

The Administrator, page 6

11.          Please include a brief description of the duties of the administrator.

Response:             “The Administrator” sections of the prospectus on pages 7 and 47 have been revised to include a description of the duties of the Administrator.

The Custodian, page 7

12.          Please include a brief description of the duties of the custodian.

Response:             “The Custodian” sections of the prospectus on pages 7 and 48 have been revised to include a description of the duties of the Custodian.

Net Asset Value, page 9

13.          Please disclose how the value of your futures contracts will be calculated.  Please disclose how you will apprise shareholders of the per share net asset value and how often the information will be updated.

Response:             Pages 9 and 46 of the prospectus has been revised to include a description of how the value of futures contracts will be determined and how information concerning the net asset value will be made available to shareholders, and how often such information will be updated.

Risk Factors, page 14

14.          Please revise your risk factor subheadings so that they indicate the specific risk you are describing. Currently, a number of the subheadings merely state a fact with no reference to the associated risk.  For example, but without limitation, see The EU ETS only recently . . ., on page 13 and The Fund’s performance may not always correlate with the changes in price of the contracts held in the Fund’s portfolio on page 15.

Response:             We have revised the risk factor subheadings as requested.

The market for EUAs may be volatile and illiquid, page 15

15.          Please provide disclosure regarding the historical levels of liquidity for these contracts.

Response:             Information regarding historical levels of liquidity for these types of contracts would not be meaningful to prospective investors in Air-Shares.  Because the EUA market is only in its most nascent stage, and because of the regulatory restrictions imposed during Phase I, past liquidity levels are not meaningful.  The European Union Emissions Trading Scheme began its first phase in 2005 as a trial period, to last only three years.  See Counsel Directive 2003/87/EC, art. 11(1), 2003 O.J. (L 275) 36 (EC).  The program did not attempt to meet the Kyoto Protocol.  Larry Parker, Climate Change: The European Union’s Emissions Trading System (EU-ETS), CRS Report RL33581, at 5 (July 31, 2006).  Instead, it was designed to give participating countries and affected companies experience with an international emissions trading program prior to the Kyoto Protocol’s initial compliance period.   Communication From the Commission: Further  Guidance on Allocation Plans for the 2008 to 2012 Trading Period of the EU Emission Trading Scheme, at 3, COM (2005) 703 final (Dec. 22, 2005).  While this first phase provided an important learning experience, it cannot accurately predict what will happen in the second phase, from January 8, 2008 until December 31, 2012.  Phase I experienced an over-allocation of credits, which will be corrected in the second phase.  Id. at 6; Communication From the Commission to the Council and to the European Parliament on the Assessment of National Allocation Plans For the Allocation of Greenhouse Gas Emission Allowances in the Second Period of the EU Emissions Trading Scheme, at 2, COM (2006) 725 final (Nov. 29, 2006).  In addition, allowances valid during the initial phase may not be used towards compliance beyond 2007, severely limiting their marketability.  Id. at 11, 12; Counsel Directive 2003/87/EC, art. 13(1), 2003 O.J. (L 275) 36 (EC); Larry Parker, Climate Change: The EU Emissions Trading Scheme (ETS) Gets Ready for Kyoto, CRS Report RL34150, at 6 (Aug. 27, 2007).  Furthermore, trading between countries was limited due to delays in operation of the International Transaction Log.  Press Release, U.N. Framework Convention on Climate Change, UN Climate Change Secretariat Puts Cornerstone of Kyoto Protocol’s Electronic Emissions Trading System in Place (Nov. 14, 2007) (announcing that the International Transaction Log had finally become operational).  Moreover, various regulatory restrictions imposed during Phase I will be eliminated in Phase II.  See, e.g., Counsel Directive 2004/101/EC, art. 1(2), 2004 O.J. (L 338) 18, 20 (EC); Parker, CRS Report RL33581, at 11-12.  Each of these factors, which will be corrected during Phase II, lead to the conclusion that the liquidity levels during this initial testing period are not indicative of what is expected under the EU ETS starting in 2008.

The Fund’s NAV may not always . . . .page 16

16.          Please advise us whether an investor will have the ability to determine your end of day NAV between noon and 4 p.m. based on the ICE closing prices.  If so, please advise us how you believe this will impact trading activity in your shares.  We may have further comment.

Response:             Investors will be able to determine the end of day NAV prior to the 4:00 pm close by checking the closing price on the ICE Futures exchange.  As with currently listed foreign ETFs and ADRs, the price of the shares may trade away from the NAV between noon and 4:00 p.m. local time in New York, to reflect investor expectations of the next day’s opening future prices or to reflect any real-time economic or market changes that happen between the close of  the ICE Futures exchange and the close of exchanges in the U.S. that relate to either the futures contracts or the EUR/USD exchange rate.

Various actual and potential conflicts of interest . . . . page 21

17.          We note that you state the Sponsor and its management “may have a financial incentive to act in a manner other than in the best interests of the Fund and the Shareholders,”  Please revise to provide one or more examples of such a financial incentive.

Response:             An example of the financial incentives that give rise to a conflict of interest between the Sponsor and the Fund has been added to page 21, along with a cross reference to the “Conflicts of Interest” section of the prospectus.

18.          We note your disclosure on page 36 regarding proprietary trading by the Sponsor and the Commodity Broker.  Please discuss the risks relating to any such trading.

Response:             The section captioned “Proprietary Trading/Other Clients” on page 39 has been revised to delete reference to the Sponsor trading for its own account, and to delete reference to a “neutral allocation system” in light of changes to the Fund’s investment program, which are also reflected in the revised version of the prospectus.

Lack of independent advisors . . . . page 22

19.          Please revise to state, if accurate, that the Fund and Sponsor will have the same advisers, including counsel and accountants.

Response:             This section has been revised on page 22 to state that “[t]he Fund may use the same counsel, accountants and other advisers used by the Sponsor.”

Description of ECX CFI Futures Contacts, page 28

20.          We note your disclosure that the Fund’s performance may not always correlate with the price changes of the carbon allowance futures contracts and that the past performance of the carbon allowance futures contracts in Phase I trading may not be representative of future performance of carbon allowance futures contracts. We also note that your trading objective is principally based on the long position performance of these carbon allowance futures contracts. Please tell us why management determined it was not beneficial to disclose the past performance of these futures contracts within your filing.

Response:             As discussed in response to comment 15, past performance of futures contracts during Phase I is likely to be non-representative of the futures contracts in Phase II.  In Phase I, the program was designed for obsolescence from the beginning.  Counsel Directive 2003/87/EC, art. 11(1), 2003 O.J. (L 275) 36 (EC); Communication From the Commission: Further  Guidance on Allocation Plans for the 2008 to 2012 Trading Period of the EU Emission Trading Scheme, at 3, COM (2005) 703 final (Dec. 22, 2005).  That is, all of the allowances issued at the beginning of Phase I would, by regulatory requirement, become invalid at the end of 2007.  Counsel Directive 2003/87/EC, art. 13(1), 2003 O.J. (L 275) 36 (EC); Larry Parker, Climate Change: The EU Emissions Trading Scheme (ETS) Gets Ready for Kyoto, CRS Report RL34150, at 6

(Aug. 27, 2007).  As a result, the value of futures contracts would necessarily become worthless as the end of Phase I approached.  By contrast, Phase II anticipates that the allowance trading market will extend beyond the Phase II period that ends in 2012, and that participants will be allowed to carry forward beyond 2012 allowances issued in Phase II.  Parker, CRS Report RL34150, at 6.  In addition, the number of allowances allocated is projected to decrease during Phase II.  Communication From the Commission to the Council and to the European Parliament on the Assessment of National Allocation Plans For the Allocation of Greenhouse Gas Emission Allowances in the Second Period of the EU Emissions Trading Scheme, at 2, COM (2006) 725 final (Nov. 29, 2006).  Thus, past performance of futures contracts based on Phase I would not be indicative of long-term long positions during Phase II and beyond.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31

21.          Please describe what percentage of your assets will be allocated to EUA future contracts, short-term securities, and cash, respectively, and list the factors considered in making that determination.

Response:             The “Market Risk” section of the Management’s Discussion and Analysis beginning on page 31 has been revised to describe the allocation of the Fund’s assets.

22.          We note your discussion in the risk factor beginning The value of the Shares ends on the continued effectiveness. . . . on page 13.  Please expand your discussion if liquidity and capital resources to address the importance of liquidity as it relates to the member states satisfying their obligations under the Kyoto Protocol and not withdrawing from the joint commitment.

Response:             The “Liquidity and Capital Resources” section of the Management’s Discussion and Analysis beginning on page 31 has been revised to include specific disclosure on factors that may contribute to illiquidity of the futures contracts held by the Fund.

Market Risk, page 31

23.          We note your disclosure that the Fund is not designed to be leveraged.  At the same time futures contracts are generally considered to be leveraged financial instruments. Accordingly, please disclose your trading policies as it relates to ensuring that you have the appropriate number of positions at all times to ensure that you do not utilize leverage.  Within you disclosure, please address the variability in market and notional values of the contracts.

Response:             The “Market Risk” section of the Management’s Discussion and Analysis beginning on page 31 has been revised to include disclosures concerning trading policies concerning margin and leverage.

Use of Proceeds, page 33

24.          Please state that approximate amount of proceeds to be used for future contracts and margin securities.

Response:             The “Use of Proceeds” section on page 33 has been revised to describe the allocation of the Fund’s assets.

Charges and Expenses, page 33

25.          We note your disclosure that the Fund will pay the sponsor a management fee equal to 0.95% per annum of the NAV of the Fund in consideration of the sponsor’s commodity futures trading advisory services.  Additionally, you have disclosed that from the management fee, the sponsor will be responsible for paying the fees and expenses of the Administrator and Distributor.  Please tell us if a separate fee will be paid to Environmental Capital Management, LLC for their commodity trading advisor services.  If so please disclose the terms of the fee in an amended Form S-l and update your breakeven analysis for such fees accordingly.

Response:             Footnote 3 to the Breakeven Table on page 12 has been revised to clarify that the Sponsor will be responsible for paying the fees and expenses of the Commodity Trading Advisor.

Conflicts of  Interest, page 38

26.          Please provide further disclosure of this conflict of interest, including how the Fund may be harmed.

Response:             The “Commodity Trading Advisor” section on page 38 has been revised to state that, while the Commodity Trading Advisor may trade on behalf of persons other than the Fund, it may not do so in a manner which would constitute a breach of the Commodity Trading Advisor’s fiduciary duty to the Fund.

Proprietary Trading/Other Clients, page 39

27.          Please provide a detailed discussion of how trading on their own account by the Sponsor, Commodity Broker, and others may harm the Fund’s shareholders. In addition, please explain the term “neutral allocation.”

Response:             Please see the response to comment 18 above.

Description of the Shares:  Certain Material Terms of the Amended and Restated Trust Declaration, page 40

28.          Please include the ages for the principals, of your Sponsor and Commodity Trading Advisor.

Response:             The ages of these individuals (other than Steven Wellhausen) have been added on pages 42 and 43.  Mr. Wellhausen’s age will be added in the next amendment to the S-1.

The Sponsor, page 41

29.          Please update the status of XShares Advisor LLC’ s registration as a commodity pool operator with the CFTC.

Response:             XShares Advisors LLC expects to complete its registration as a commodity pool operator with the CFTC in January 2008.

The Commodity Trading Advisor, page 42

30.          Please update Environmental Capital Management, LLC’s registration status with the CFTC.  Also, please add disclosure in your filing indicating that Environmental Capital Management, LLC your trading advisor, has not previously directed any commodity trading accounts.

Response:             The Sponsor expects Environmental Capital Management, LLC to complete its registration as a Commodity Trading Advisor with the CFTC in February 2008.  The “Commodity Trading Advisor” section of the prospectus has been revised to indicate that prior to its appointment by the Sponsor as CTA of the Fund, Environmental Capital Management, LLC has not provided commodity trading advisory services to any publicly traded commodity pool.

Plan of Distribution, page 55

31.          Please identify all Authorized Participants known to you as of the time of effectiveness of this registration statement that will participate in the initial offering.

Response:             The identity of the Authorized Participants is not know as of the date of this letter.  The identity of Authorized Participants will be disclosed in an amendment to the S-1.

Financial Statements, page 58

32.          Please include audited financial statements for AirShares EU Carbon Allowances Fund in your amended filing on Form S-1.

Response:             Audited financial statements have not been prepared.  They will be filed in an amended S-1.

Notes to the Financial Statement, page 59

33.          In an amended filing, please disclose a summary of your significant accounting policies, including your policies regarding income taxes and the calculation of net asset value.  Additionally, please disclose any risk and uncertainties in accordance with SOP 94-6.

Response:             The financial statements and notes thereto will be filed by amendment.

Organization, page 59

34.          Please disclose key relationships with related parties and service agents (e.g., sponsor, trading advisor and broker, etc.).  Please include a description of fee and expense arrangements with such parties within the notes to your financial statements.

Response:             The financial statements and notes thereto will be filed by amendment.

Exhibits and Financial Statement Schedules, page II-1

35.          Please file a copy of your legal opinion or provide us with a draft so that we may have an opportunity to review it.

Response:             Forms of legal opinions were filed as exhibits 5.1 and 8.1 to the amended S-1 filed on December 14, 2007.  Copies of these forms of opinion are included in the clean versions of the S-1 enclosed with this letter.

36.          Please also file any material agreements required to be filed under Item 601 of Regulation S-K.

Response:             Material agreements will be filed by amendment.

Undertakings, page II-2

37.          Please provide the undertaking required by Rule 512(a)(S)(ii) and 512(a)(6) of Regulation S-K.

Response:             This undertaking has been added to the Undertakings section.

Sincerely,

Roger Braunfeld